September 23, 2022

Division of Corporation Finance
Office of Real Estate and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    Oil States International, Inc.
Form 10-K for the fiscal year ended December 31, 2021
Form 10-Q for interim period ended June 30, 2022
Filed February 22, 2022 and July 28, 2022
Form 8-K filed July 27, 2022
File Nos. 001-16337

Ladies and Gentlemen:

Set forth below are the responses of Oil States International, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 12, 2022, with respect to the Form 10-K for the fiscal year ended December 31, 2021 and filed with the Commission on February 22, 2022, Form 10-Q for the interim period ended June 30, 2022 filed with the Commission on July 28, 2022, and Form 8-K filed with the Commission on July 27, 2022, respectively (collectively, the “Filings”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the indicated Filings unless otherwise specified.

Form 8-K filed July 27, 2022

Exhibit 99.1 Press Release dated July 27, 2022, page 1

1.Your calculations of Consolidated EBITDA along with your segment non-GAAP financial measures of Segment EBITDA and Adjusted Segment EBITDA include adjustments outside of interest, taxes, depreciation and amortization. Please revise the titles of these non-GAAP financial measures to further distinguish them from EBITDA. Additionally, in future periodic filings when presenting segment-based non-GAAP financial measures, ensure that such measures are not disclosed more prominently than the most directly comparable measure calculated in accordance with GAAP on a segment basis, which appears to be Operating income. Refer to Questions 103.01 and 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Securities and Exchange Commission
September 23, 2022

RESPONSE: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company intends to modify its presentation in future disclosures to solely present Adjusted Consolidated EBITDA and Adjusted Segment EBITDA. If, however, the Company were to present EBITDA in the future, it will ensure the Company’s calculation is consistent with the definition of EBITDA provided in Question 103.01 of the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Additionally, in our future presentations containing non-GAAP financial information, we will expand our segment-based disclosures to include a discussion of operating income (loss) prior to the disclosure of Adjusted Segment EBITDA.

Form 10-Q for interim period ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Unaudited Consolidated Results of Operations, page 26

2.We note your statement that you continue to experience impacts of decreased pricing for your products due to market and inflationary pressures, supply chain disruptions, and others. However we note that your consolidated and segment operating results do not appear to quantify these impacts on your revenues or cost of revenues (exclusive of depreciation and amortization expense). In future periodic filings, please discuss and quantify material changes impacting your results of operations, including to the extent possible, how these issues have impacted your revenues, cost of revenues, and/or liquidity; refer to Item 303 of Regulation S-K.

RESPONSE: We respectfully acknowledge the Staff’s comment and in our future periodic filings (beginning with our Form 10-Q for the interim period ending September 30, 2022, which we expect to file with the Commission in late-October 2022), we will provide additional qualitative discussion of material changes impacting the Company’s results of operations and financial condition. When amounts can be quantified with a reasonable degree of precision, quantitative disclosure will also be provided in the filing, together with impacts on our financial condition, including liquidity.

* * * * *

Securities and Exchange Commission
September 23, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (713) 425-2374.

Very truly yours,

OIL STATES INTERNATIONAL, INC.

By:	/s/ Lloyd A. Hajdik
Name:	Lloyd A. Hajdik
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Enclosures
cc:    Cindy B. Taylor, Oil States International, Inc.
    Brian E. Taylor, Oil States International, Inc.
    Michael S. Telle, Vinson & Elkins L.L.P.
    Markeya R. Brown, Vinson & Elkins L.L.P.